UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-CEN [ ] Form N-CSR

For Period Ended: September 30, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:_____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMMUNE THERAPEUTICS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

37 North Orange Ave., Suite 800M

Address of Principal Executive Office (Street and Number)

Orlando, FL 32801

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Immune Therapeutics, Inc., (the “Registrant”) could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information to be included in its Quarterly Report on Form 10-Q, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Quarterly Report on Form 10-Q no later than the five (5) calendar day following the prescribed due date.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected material weakness in internal control over financial reporting, the impact of the material weakness on our previously issued consolidated financial statements, any determination regarding the materiality of certain adjustments to the Company’s financial statements, and the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: that the Registrant is not able to complete its Form 10-K in the time period that it currently expects, the risk that certain adjustments to the Registrant’s financial statements are deemed material, and the risk that the Registrant makes additional adjustments to its consolidated financial statements or discovers additional material weaknesses. These and other important factors discussed under the caption “Risk Factors” in Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018, and Registrant’s other reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While Registrant may elect to update such forward-looking statements at some point in the future, Registrant disclaims any obligation to do so, even if subsequent events cause Registrant’s views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing Registrant’s views as of any date subsequent to the date of this notification.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Aronstam	(888) 613-8802
(Name)	(Area Code and Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IMMUNE THERAPEUTICS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2019	By:	/s/ Peter Aronstam
Peter Aronstam
Chief Financial Officer